FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                BOK Financial Thrift Plan for Salaried Employees
   As of December 31, 2001 and 2000, and for the Year ended December 31, 2001



                BOK Financial Thrift Plan for Salaried Employees

                              Financial Statements
                            and Supplemental Schedule


                        As of December 31, 2001 and 2000,
                    and for the Year ended December 31, 2001




                          Index to Financial Statements

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..............................2
Statement of Changes in Net Assets Available for Benefits....................3
Notes to Financial Statements................................................4


Supplemental Schedule

Schedule H; Line 4i--Schedule of Assets (Held at End of Year).................9

                         Report of Independent Auditors

The Plan Administrative Committee
BOK Financial Thrift Plan for Salaried Employees

We have audited the accompanying statements of net assets available for benefits of the BOK Financial Thrift Plan for Salaried Employees as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
June 26, 2002
Tulsa, Oklahoma

                BOK Financial Thrift Plan for Salaried Employees

                 Statements of Net Assets Available for Benefits


                                                             December 31
                                                      2001            2000
                                                --------------------------------
Assets
Investments:
   BOKF Common Stock                             $ 13,222,662      $  10,684,500
   American Performance Funds:
     Growth Equity Fund                                2,289,049       2,320,822
     Equity Fund                                       6,378,548       7,562,925
     Cash Management Fund                              5,976,425       4,612,545
     Intermediate Bond Fund                            6,120,410       4,686,091
   SEI Funds:
     S&P 500 Index Fund                               17,537,270      19,094,936
     Stable Asset Fund                                 7,796,272       4,500,203
     Equity Income Fund                                3,387,829       3,786,341
   American Advantage Funds:
     Balanced Fund                                             -       1,107,480
     International Equity Fund                         1,570,750       1,908,348
   AIM Balanced Fund                                   1,292,479               -
   Neuberger and Berman Genesis Trust Fund             7,637,040       5,195,696
   Self-directed common stocks and registered
     investment companies                                157,915               -
   Participant loans                                   2,755,602       2,876,902
                                                --------------------------------
Total investments                                     76,122,251      68,336,789

Cash                                                     407,269         395,042
Accrued interest receivable                               88,867          84,807
Due from broker                                           26,284               -
                                                --------------------------------
Total assets                                          76,644,671      68,816,638

Liabilities
Due to broker                                            380,001         269,787
                                                --------------------------------
Net assets available for benefits                 $76,264,670      $  68,546,851
                                                ================================


See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2001



ADDITIONS
Investment income:
   Interest and dividends                                   $  1,459,899
   Net appreciation in fair value of investments                 1,169,154
                                                          ------------------
                                                                 2,629,053
Contributions:
   Participant                                                   6,364,848
   Employer                                                      2,540,529
   Rollovers                                                       505,087
                                                          ------------------
Total additions                                                 12,039,517

DEDUCTIONS
Benefits paid to participants                                    4,321,563
Administrative Expenses                                                135
                                                          ------------------
Net increase                                                     7,717,819
Net assets available for benefits at beginning of year          68,546,851
                                                          ------------------
Net assets available for benefits at end of year            $76,264,670
                                                          ==================


See accompanying notes.

                BOK Financial Thrift Plan for Salaried Employees

                          Notes to Financial Statements

                                December 31, 2001


1. DESCRIPTION OF PLAN

The following description of the BOK Financial Thrift Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a 401(k) defined contribution plan covering all salaried employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company) who have attained age 21 and who have completed at least one year of service (equivalent to 1,000 hours). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 12% of their compensation (as defined by the Plan) on a pre-tax basis pursuant to a salary reduction agreement filed with the Plan administrator. In addition, participants may make after-tax contributions to the Plan. The sum of the percentage of pre-tax and after-tax contributions shall not exceed 20% of each participant's compensation. Participants may elect investment in any of ten mutual funds, self-directed common stocks or registered investment companies, and BOKF Common Stock.

The Employer contributes a matching contribution to the plan. The matching contribution may be made in cash or in shares of BOKF Common Stock. In 2001, the entire matching contribution of $2,540,529 was made in cash.

For 2001, the Employer matching contribution ranged from $.40 to $1.00 for each dollar of the participant's contributions, up to 5% of compensation, based on each participant's years of service as follows:


                   Years of Service                      Matching Percentage
--------------------------------------------------------------------------------

Less than four years                                            40%
At least four, but less than ten, years                         60%
At least ten, but less than fifteen, years                      80%
Fifteen or more years                                          100%

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no discretionary contribution in 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined by the Plan. Participants are 100% vested upon completion of five years of service and are immediately vested in their deferred (pre-tax) contributions, after-tax contributions, and the actual earnings thereon.

Loans

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of $50,000 or 50% of the participant's vested account balance. Loans will bear interest based on the current banking prime rate and may not exceed a five-year term, unless it is used to acquire the primary residence of the participant, in which case the maximum term may be 25 years. The loans are secured by the balances in the participant's account. Interest rates range from 4.75% to 13%. Repayment is made by payroll withholdings.


Payment of Benefits

A participant who terminates employment with a vested account balance of less than $5,000 will receive a lump-sum payment. If the participant has a vested balance which exceeds $5,000, the Plan will make a distribution only with the consent of the participant at any time prior to the earlier of the participant's 65th birthday or death. In lieu of a lump-sum payment, a participant who terminates employment after his or her 65th birthday or after attaining age 60 and completing 10 years of service, shall be entitled to elect monthly, quarterly, semiannual, or annual installment payments to be paid over a period not to exceed 10 years from the benefit commencement date. The installments may be accelerated at the direction of the participant.

Forfeitures

Forfeited balances of terminated participants' nonvested accounts are utilized to pay administrative costs or to reduce future Employer contributions. During 2001, forfeitures of $15,274 were used to reduce Employer matching contributions.

Plan Termination

The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to discontinue the Plan or to amend the Plan, in whole or in part, from time-to-time. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition


Shares of registered investment companies are valued at published market prices, which represent the net asset value of shares held by the Plan at year-end. The BOKF Common Stock is valued at the quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Administrative Expenses

The Employer pays all administrative expenses except for loan origination fees and fees related to self-directed common stocks and registered investment companies, which are paid by the participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The Plan's investments are held by a bank-administered trust fund at Bank of Oklahoma, N.A. Trust Division (the Trustee). During 2001, the Plan's investments (including investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices for BOKF Common Stock and published market prices for registered investment companies as follows:

                                                       Net Appreciation
                                                      (Depreciation) in
                                                          Fair Value
                                                        of Investments
                                                    -----------------------
BOKF Common Stock                                         $  5,093,514
Registered investment companies                             (3,932,397)
Self-directed common stocks                                     (1,067)
Self-directed registered investment companies                    9,104
                                                    -----------------------
                                                           $ 1,169,154
                                                    =======================

The fair values of individual investments that represent 5% or more of the Plan's net assets are separately identified in the financial statements.

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 1, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


5. RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

                                                     December 31
                                                2001           2000
                                           ------------- ---------------
Net assets available for benefits per the
   financial statements                    $76,264,670    $  68,546,851
Benefits payable to participants                     -          (32,402)
                                           ------------- ---------------
Net assets available for benefits per
  the Form 5500                            $76,264,670    $  68,514,449
                                           ============= ===============

                                                             December 31
                                                                2001
                                                           --------------
                                                           --------------

Benefits paid to participants per the financial statements   $4,321,563
Less benefits payable to participants at December 31, 2000      (32,402)
Add benefits payable to participants at December 31, 2001             -
                                                           --------------
Benefits paid to participants per the Form 5500              $4,289,161
                                                           ==============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid.

                              SUPPLEMENTAL SCHEDULE

                BOK Financial Thrift Plan for Salaried Employees

                           EIN: 73-0780382 Plan #: 002

          Schedule H; Line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                            (c)
                (b)                              Description of Investments,               (e)
          Identity of Issuer,                   Including Maturity Date, Rate             Current
 (a)  Borrower, Lessor, or Similar Party        of Interest, or Maturity Value             Value
---------------------------------------------------------------------------------------------------
  *  BOK Financial Corporation                    BOKF Common Stock                   $  13,222,662

  *  American Performance Funds                   Growth Equity Fund                      2,289,049
                                                  Equity Fund                             6,378,548
                                                  Cash Management Fund                    5,976,425
                                                  Intermediate Bond Fund                  6,120,410

     SEI Funds                                    S&P 500 Index Fund                     17,537,270
                                                  Stable Asset Fund                       7,796,272
                                                  Equity Income Fund                      3,387,829

     American Advantage                           International Equity Fund               1,570,750

     AIM                                          Balanced Fund                           1,292,479

     Neuberger and Berman                         GenesisTrust Fund                       7,637,040

     Self-directed common stocks and registered   Common stocks and registered
     investment companies                         investment companies                      157,915

  *  Participant loans                            Interest rates ranging from 4.75%
                                                     to 13%                               2,755,602
                                                                                      -------------
                                                                                      $  76,122,251
                                                                                      =============

*Indicates Party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed.